Exhibit 99.1

XP INC. REACHES R$715 BILLION AUC AND

3.0 MILLION ACTIVE CLIENTS; NPS RECORD OF 74

São Paulo, Brazil, April 22, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 1Q21 KPIs.

Assets Under Custody (in R$ billion)

96%
715
252
366
97
1Q20
Market
Appreciation
Net Inflow
1Q21

Total AUC reached R$715 billion at March 31, up 96% year-over-year and 8% quarter-over-quarter. Year-over-year growth was driven by R$252 billion of net inflows and R$97 billion of market appreciation. Through a very challenging twelve-month period since the outbreak of the COVID-19 pandemic, XP’s business model and strategy proved its resilience and reinforced the efficacy of innovation and adaptation while strengthening relationships with employees, clients and partners.

Consistent AUC growth throughout the past several years and in various macroeconomic environments, including recession and other unfavorable trends, was achieved by the combination of the high concentration on the Brazilian financial industry and XP’s disruptive client-centric and digital driven approach. We are confident that expressive performance and secular changes should persist for many years to come as we maintain our focus and culture and expand to new markets and verticals going forward.

Net Inflow (in R$ billion)

Average monthly Net Inflows, adjusted for extraordinary equity inflows/outflows, was R$14.2 billion in 1Q21, up 15% from R$12.3 billion in 4Q20. For 1Q21, flows were strong across all channels and brands, led by the IFA network, reflecting investments in the business in the second half of 2020.

Active Clients (in ‘000)

Active clients grew 47% and 8% in 1Q21 vs 1Q20 and 4Q20, respectively. Average monthly net client additions increased to 72,000 in 1Q21 from 44,000 in 4Q20, reflecting seasonality, the reduction of brokerage fees for online stock trading at Rico and XP in 3Q20 and our ongoing client acquisition and brand awareness efforts.

IFA Network

IFA Network gross additions totaled 917 in 1Q21, consistent with strong growth trends in 2H20. Our total IFA headcount stood at nearly 9,000 as of March 31, 2021. Ongoing IFA growth was driven by both industry growth as well as XP’s leading market share and network investments.

Retail DARTs¹ (million trades)

¹Daily Average Revenue Trades, including Stocks, REITs, Options and Futures

Retail DARTs increased 23% in 1Q21 to 3.2 million from an already robust level of 2.6 million in 4Q20. The remarkable figures reinforce the benefits of the platform investments and pricing strategy across XP’s three Retail brands. On a year-over-year basis, DARTs grew 91% from 1.7 million in 1Q20, reflecting the ongoing increase in the participation and relevance of individual investors on the Brazilian Stock Exchange.

Credit Portfolio¹ (in R$ million)

Our Credit portfolio reached R$4.7 billion as of March 31, 2021, representing 0.7% of our total AUC. The average duration of our credit book was 3.1 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%. Furthermore, we highlight the capital-light nature of our loan book, which currently represents R$916 million of Risk Weighted Assets and requires minimum regulatory capital of R$73 million. The fact that a relevant portion of loans is collateralized reduces capital needs for growth. Our book is mainly funded by the issuance of Structured Notes (COEs) and Deposits, which are distributed to clients via XP’s platform.

¹This portfolio does not include Credit Card related loans and receivables

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, increased to 74 in March 2021, reflecting our ongoing efforts to provide superior customer service at the lowest possible cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 750 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com